UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): March 31, 2026

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Class A, Class B, Class C and Class D Units

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Attached hereto as Exhibit 15.1 is a copy of Iron Bridge Mortgage Fund, LLC Quarterly Report for the Quarter ended March 31, 2026.

Exhibits

15.1	Iron Bridge Mortgage Fund, LLC Quarterly Report for the quarter ended March 31, 2026.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

Dated: May 21, 2026	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Managing Director

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